SPAR Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, New York 10591
(914) 332-4100

February 7, 2011
Ms. Mara Ransom, Legal Branch Chief,
Mr. Chris Chase, Attorney-Advisor
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of November 20, 2009, regarding:

SPAR Group, Inc.
Registration Statement on Form S-3
Filed October 23, 2009 (the "Original Filing")
File No. 333-162657

We acknowledge:

•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.

•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated November 20, 2009, and are reflected in our contemporaneously filed Pre-Effective Amendment No. 1 to our Form S-3 (the "First Amendment"), which is a complete restatement of our Original Filing.

Registration Statement:

Registration Statement on Form S-3 General:

1.
Please note that we will not consider a request to accelerate effectiveness of this registration statement until you have resolved all outstanding comments that the staff has issued on your Form 10-K for the period ending December 31, 2008.

Our Response:

As noted in the staff letter to us dated November 24, 2010, those outstanding comments have been resolved.

Prospectus Cover Page:

2.	Please tell us how you arrived at the number of shares that are held by affiliates vs. non-affiliates.

SPAR Group, Inc.

Securities and Exchange Commission	February 7, 2011

Our Response:

In the Original Filing we used the numbers obtained from our affiliates and our transfer agent in the preparation of our 2008 Annual Report and 2009 Proxy Statement and 2009 Quarterly Reports.  These will be updated in a later amendment to our S-3 Registration Statement to reflect updated holdings for our affiliates and non-affiliates and the market price for our Common Stock on or about January 31, 2011 (final date to be determined).

Where You Can Find More Information, page 4

3.
Please revise your incorporation by reference discussion to avoid the use of defined terms. Refer to Rule 421(b)(3) under the Securities Act of 1933; and Division of Corporation Finance, Updated Staff Legal Bulletin No. 7, Plain English Disclosure (June 7, 1999) available on our website at www.sec.gov.

Our Response:

We have reduced the use of defined terms and endeavored with the remaining terms to clarify the implicit meaning of the terms.  Please see the revisions in our Incorporation by Reference section in the First Amendment.

4.
Please revise your incorporation by reference discussion beginning on the bottom of page four to specifically list all documents you are incorporating. By way of example only, you should specifically list the Forms 10-Q and 8-K you are incorporating by reference as opposed to the general reference you currently make. Refer to Item 12, Incorporation of Certain Information by Reference, of Form 5-3.

Our Response:

We have limited our incorporation by reference to the specifically named Annual Report, Quarterly Reports, Proxy Statement and other documents.  However, as a cautionary statement and reasonable investment advice, we believe it is useful to remind the potential investor to check our most recent SEC Reports (whether or not incorporated by reference).  Please see the revisions in our Incorporation by Reference section in our First Amendment.

Risk Factors, page 17

Our Other Risk Factors, page 9

5.
We note your discussion of your "Other Risk Factors" and your acknowledgement that your stock is currently illiquid and that a large block of voting shares is held by your co-founders. It appears that your stock price has been subject to significant volatility. Please elaborate upon your second bullet point to discuss the risks associated with this volatility or discuss why you do not believe this is appropriate.

Our Response:

We have added expanded separate risk factors in the First Amendment respecting liquidity and ownership concentration risks and have removed them as bullet points.

SPAR Group, Inc.

Securities and Exchange Commission	February 7, 2011

6.
Please expand your sixth bullet point on page 18 to provide further detail of the financial covenant violations that occurred in 2007 and 2008, and disclose any relevant terms or conditions of the waiver.

Our Response:

The referenced financial covenant waivers were necessitated by our old credit facility.  Our prior lender preferred to charge us fees for waivers rather than to permanently reset the financial covenants to reflect our changed circumstances.  We replaced that facility and lender in July of 2010, and accordingly we believe that elaborating on those old covenants and waivers will not benefit the reader.  We have noted that change in our risk factor bullet point and that as a result we anticipate the need for fewer waivers in the future.

Item 17. Undertakings, page II-8

7.	In the third paragraph on page 11-9 you refer to "paragraphs (i), (ii) and (iii)" but these paragraphs do not exist in your undertakings. Please revise.

Our Response:

The referenced paragraphs were present but inadvertently mislabeled as (a), (b) and (c) in the Original Filing.  They have been correctly relabeled to read (i), (ii) and (iii), respectively, in the First Amendment.

Signatures, page II-11

8.
Please revise your signature page to include the signature of your principal financial officer. We note that Mr._ Segreto has signed your registration statement on behalf of the registrant, but he must also sign in his capacity as your principal financial officer. Refer to Section 6(a) of the Securities Act of 1933, as amended, and Instruction 1 to the Signatures section of Form 5-3.

Our Response:

Mr. Segreto's signature in his capacity as principal financial officer was inadvertently omitted from the Original Filing and has been added to the First Amendment.

Item 16. Exhibits

9.
Your exhibit index states that several of your exhibits have been filed with this registration statement, however, we are unable to locate your form of underwriting agreement, common stock certificate, preferred stock certificate, legality opinion, list of subsidiaries and several consents. At the same time, you indicate by asterisk that these exhibits will be filed by amendment or as an exhibit to a current report on Form 8-K. Please revise to clarify whether you are filing these exhibits now or plan to file them in the future, keeping in mind that many of these exhibits must be filed prior to seeking effectiveness, such as your legality opinion. For example, refer to Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at our web-site.

SPAR Group, Inc.

Securities and Exchange Commission	February 7, 2011

Our Response:

Exhibits 4.5 and 4.6 (our forms of Common and Preferred Stock Certificates, respectively) are being filed with our First Amendment concurrently with this response letter.  We hereby confirm that we will file the other required exhibits with a future pre-effective amendment to our Registration Statement or other permitted filing.

10.	Please file an auditor's consent that includes a conformed signature. Refer to Rule 2-02(a) of Regulation S-X and Item 601(b)(23) of Regulation S-K.

Our Response:

We hereby confirm that all required auditor's consents with conformed signatures will be filed with a later pre-effective amendment to our Registration Statement or other permitted filing.

11.
We note your indication that exhibits 10.7 through 10.11 (Amended and Restated Change in Control Severance Agreements) and 10.60 (Amendment No. 14 to Third Amended and Restated Revolving Credit and Security Agreement) are incorporated by reference from your Form 10-K for the fiscal year ended December 31, 2008. These exhibits are referenced in the exhibit index but were not filed with the referenced 10-K. Please file these exhibits with your next amendment and confirm to us that all exhibits you reference as being previously filed are currently on file.

Our Response:

Those exhibits were unintentionally omitted from our 2008 Annual Report filing through clerical error and were filed with our Annual Report respecting our 2009 fiscal year on April 15, 2010.

We hereby confirm that all referenced exhibits have been filed as noted or will be filed as noted prior to the effectiveness of our Registration Statement.

Conclusion:

Hopefully, the above response has satisfactorily answered your question.

For your convenience, we have also sent courtesy copies of this letter and the First Amendment by overnight courier to your address.  Two of the paper copies of the First Amendment are "clean" and two have been electronically marked to reflect the changes made from our Original Filing.

If you have further questions, please contact me at 914-332-4100 or our counsel, Lawrence David Swift, at 212-704-6147.

Sincerely,

James R. Segreto,
Chief Financial Officer, Treasurer and Secretary
SPAR Group, Inc.

CC:      Mr. Gary S. Raymond, CEO & President, SPAR Group, Inc.
Lawrence David Swift, Esq., Troutman Sanders LLP